United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549

Attention: Daniel H. Morris, Esq.

March 10, 2006

Re:	Accredited Home Lenders, Inc. and Accredited Mortgage Loan REIT Trust Form S-3 Shelf Registration Statement, File Nos. 333-129972 and 333-129972-01 (the “Registration Statement”)

Dear Mr. Morris:

We are writing to you in response to the comments that you transmitted to us on December 22, 2005 relating to the Registration Statement that Accredited Home Lenders, Inc. and Accredited Mortgage Loan REIT Trust (the “Registrants”) filed with the Commission on November 28, 2005. We offer the responses below on behalf of the Registrants and in connection with the amendment to the Registration Statement that is today being filed on Form S-3/A.

General

1.	Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, please confirm that if our comments issued for one apply to another, you will make conforming revisions as appropriate.

Response: We hereby confirm that we have made conforming revisions, as appropriate, to both prospectus supplements and the base prospectus for comments that applied to more than one document.

2.	We note that you indicate throughout the base prospectus that you will provide such things as assets, credit enhancement or other features that were not described as contemplated in the base prospectus, in the related prospectus supplement. Refer to our related comments on this point throughout the letter. As a general matter, please be advised that a takedown off of a shelf that involves assets, structural features, credit enhancement or her features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Therefore, revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

Response: We hereby confirm that we have revised the base prospectus to describe the credit enhancement and structural features reasonably contemplated to be included in an actual takedown and have deleted phrases that suggest that other features may be specified in the prospectus supplement that were not specified in the base prospectus.

3.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We hereby confirm that (i) each of the Registrants and (ii) each of the issuing entities established by either Registrant that had reporting obligations pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the twelve months preceding the date on which the Registration Statement was originally filed with the Commission (i.e., November 28, 2005) (the “Relevant Reporting Period”), have been current and timely with their Exchange Act reporting with respect to asset-backed securities involving the same asset class during the Relevant Reporting Period. The following list of numbers are the CIK codes for each Registrant and the issuing entities established by either Registrant during the Relevant Reporting Period:

•	Accredited Home Lenders, Inc. - 0001017017

•	Accredited Mortgage Loan REIT Trust - 0001297178

•	Accredited Mortgage Loan Trust, Series 2004-1 - 0001280796

•	Accredited Mortgage Loan Trust, Series 2004-2 - 0001291615

•	Accredited Mortgage Loan Trust, Series 2004-3 - 0001301550

•	Accredited Mortgage Loan Trust, Series 2004-4 - 0001309236

•	Accredited Mortgage Loan Trust, Series 2005-1 - 0001318826

•	Accredited Mortgage Loan Trust, Series 2005-2 - 0001328403

•	Accredited Mortgage Loan Trust, Series 2005-3 - 0001336970

•	Accredited Mortgage Loan Trust, Series 2005-4 - 0001345034

4.	We suggest explicitly incorporating the Annexes into the text of the prospectus in order to remove any misunderstanding that they are not part of the prospectus.

Response: We have added a sentence to each prospectus supplement specifically stating that the Annexes and Schedules to the prospectus supplements are incorporated into the text of the related prospectus.

5.	Please confirm that you plan to file your finalized agreements, including the exhibits to these agreements, as exhibits to the registration statement, or under cover of Form 8-K and incorporated by reference into the registration statement, at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

Response: We hereby confirm that we will file the finalized agreements including exhibits under cover of Form 8-K and incorporate by reference into the registration statement such agreements at the time of each takedown.

6.	Please clarify in an appropriate place in your disclosure that the asset pool will only include mortgage loans originated by the sponsor. If that is not the case, please provide the information required by Item 1110 of Regulation AB, to the extent applicable.

Response: At this time, we intend to only include mortgage loans originated by the sponsor, however, we have expanded our disclosure to add a placeholder in both prospectus supplements to provide the originator information required by Item 1110 of Regulation AB in the event that the asset pool includes mortgage loans originated by someone other than the sponsor.

Prospectus Supplement #1

General

7.	You indicate that the notes will be guaranteed by your note insurer. Please provide us with your analysis as to why the guarantee is not a security that must be separately registered. Refer to Footnote 329 of the Adopting Release.

Response: The insurance to be provided by a note insurer will be an exempt security under Section 3(a)(8) of the Securities Act of 1933 because it will be issued by a corporation subject to the supervision of the insurance commissioner, bank commissioner, or an agency or officer performing like functions, of any State or Territory of the United States or the District of Columbia.

Cover Page

8.	Please revise to use the terminology set forth in Regulation AB. In particular, refer to Item 1101(f) for the definition of issuing entity and revise as necessary to change the cover page of the base prospectus and the prospectus supplements. For example, the statement in the box pursuant to Item 1102(d) should incorporate this terminology.

Response: We have revised the registration statement to use the terminology set forth in Regulation AB; specifically, we replaced the term “issuer” with the term “issuing entity.”

The Notes, page S-8

9.	Please include here or elsewhere where appropriate a chart or graphical illustration of the flow of funds to complement the narrative description of the allocation and priority structure of pool cash flows, or advise why this would not aid the understanding of the flow of funds to a potential investor. Refer to Item 1113(a)(2) of Regulation AB.

Response: We have added in a graphical illustration of the flow of funds at the beginning of the summary section to complement the narrative description of the flow of funds and priority structure of the pool cashflows.

10.	Please clarify the meaning of the last sentence of this paragraph. It does not appear that additional trusts are being formed to house the Group I and Group II assets; rather that the assets are merely segregated.

Response: The sentence “Each group will constitute a separate sub-trust of the trust” has been deleted from this paragraph. The sub-trust concept was for purposes of ERISA analysis and is no longer necessary in debt deals. We have deleted all references to the sub-trust concept in the registration statement.

11.	Please add relevant disclosure that briefly explains (and a cross-reference to disclosure that more fully explains) when the notes would receive additional funds from “other loan groups.” Refer to Item 1113(a)(10) of Regulation AB.

Response: We have added disclosure that briefly explains the limited cross-collateralization feature and we have included a cross-reference to the full disclosure explaining the cross-collateralization mechanism.

Payment Priorities, page S-11

12.	Please advise us why you have removed payment of indemnification liabilities from your list of payment priorities.

Response: The payment of indemnification liabilities is an item negotiated with the transaction parties on a deal by deal basis. We have modified our disclosure in both prospectus supplements to include a placeholder for the payment of indemnification liabilities in the list of payment priorities.

The Note Insurer, page S-105

13.	A disclaimer of liability for material information provided by the note insurer is not appropriate. Please delete this disclaimer and any other similar disclaimers in the prospectus.

Response: We have deleted the disclaimer of liability for material information provided by the note insurer.

Fees and Expenses, page S-122

14.	Please provide more detail in the chart pursuant to Item 1113(c) of Regulation AB.

Response: We have added more detail to the fees and expenses chart to indicate the parties that are anticipated to receive a fee on most deals and the purpose of their fee.

Cross-collateral Provisions, page S-125

15.	Please address whether note holders of one sub-group will receive information regarding the availability of funds from the other sub-group, including the performance of the other sub-group of assets and any claims that class of note holders may have against that other asset pool.

Response: We have revised the disclosure to clarify that noteholders will receive information regarding the entire pool of assets. The disclosure regarding the reports to noteholders is found in the “Reports to Noteholders” section.

Reports to Noteholders, page S-130

16.	Please clarify whether holders will receive information regarding only their particular sub-group of assets, or for the entire pool.

Response: We have revised the disclosure in this section to clarify that noteholders will receive information regarding the entire pool of assets.

Controlling Part Rights of the Note Insurer, page S-136

17.	We note the first sentence of this section. Please revise to reflect that the purchasers of the notes will also be entitled to receive the reports to security holders required by Regulation AB.

Response: We have revised the disclosure to clarify that noteholders will be entitled to receive the reports to security holders required by Regulation AB.

Plan of Distribution, page S-164

18.	Please include the underwriter compensation information required by Item 508 of Regulation S-K.

Response: We have expanded our disclosure to add a table to the Plan of Distribution section showing the underwriter’s discount for each class of notes and the total dollar amount of their compensation.

Prospectus Supplement #2

Cover Page

19.	Please tell us whether any of the securities will be offered privately. If so, reflect that on the cover page.

Response: We have inserted a placeholder on the cover page because there is the potential that some securities may be offered privately in a takedown.

The Summary, page S-1

20.	Please advise us as to whether you have any present intention to use additional servicers or subservicers. If so, please include a placeholder in the Summary and elsewhere in the prospectus, as appropriate, showing where you will provide the information about these servicers required by Item 1108(a)(2) of Regulation AB. We note your reference in the pooling and servicing agreement dated September 1, 1996, to Accredited Home Lenders, Inc. as the “master servicer.”

Response: We have no present intention to use additional servicers or subservicers (other than in the situation where a successor servicer replaces the servicer). We have revised our forms of transaction documents and those forms are being filed as exhibits to this amended Form S-3. All references to “master servicer” and “backup servicer” have been deleted and have been replaced with only a reference to the “servicer.”

Payments of interest, page S-7

Payments of Principal, page S-7

21.	We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination or enhancement features, to assist investors understand the payment flow on, all classes of issued notes. Your illustration(s) should also account for the interest represented by the trust certificate. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response: We have added in a graphical illustration of the flow of funds at the end of the summary section to complement the narrative description of the flow of funds and priority structure of the pool cashflows. The illustration also accounts for the interest represented by the trust certificates and includes the subordination and enhancement features of the structure.

Credit Enhancement and Other Support, page S-10

22.	Please clarify what you mean by “other support” in the heading.

Response: The phrase “Other Support” in the heading refers to the interest rate swap agreement, which provides a support that is not credit enhancement. We have clarified in the first paragraph under this heading that the interest rate swap agreement helps to reduce the risk to noteholders of an adverse change in interest rates.

Removal and Substitution of Mortgage Loans, page S-14

23.	Please capitalize the term “qualified substitute mortgage loan” to make clear that it is a defined term with specific meaning. Please make a similar revision to “available funds” in the Servicing Fee section, if applicable.

Response: We have capitalized the terms “qualified substitute mortgage loan” and “available funds” in the summary.

Prepayments on adjustable-rate mortgage loans, page S-20

24.	Please supplementally tell us how the periodic coupon reset caps will operate. In addition, please confirm that any reset will occur without sponsor or depositor control.

Response: We have expanded our disclosure in this section to describe how the periodic coupon reset caps operate. We hereby confirm that any reset will occur without sponsor or depositor control.

Cross-collateralization, page S-24

25.	Please add disclosure here, or a cross-reference to disclosure elsewhere, that describes the circumstance under which the noteholders would receive additional funds from “other loan groups.” Refer to Item 1113(a)(10) of Regulation AB.

Response: We have added a cross-reference to the discussion of the cross-collateralization mechanism found later in the respective prospectus supplements that explains the circumstances under which noteholders would receive additional funds from the other loan group.

The Mortgage Loans, page S-28

26.	Please revise the first sentence of this section, and elsewhere as appropriate, to confirm that you will disclose the method and criteria by which the pool assets were selected for the transaction. Your current language suggests only that you will consider this disclosure. Refer to Item 1111(a)(4) of Regulation AB.

Response: We have revised this section to disclose the method and criteria by which the pool assets are selected for the transaction. The fourth paragraph in this section contains such information regarding the method and criteria by which pool assets were selected for the transaction.

Underwriting, page S-85

27.	We note your disclosure in the spillover paragraph at the top of page S-85. Please confirm that there will be no non-performing assets in the asset pool as of the date of issuance. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Response: We hereby confirm that there will be no non-performing assets in the asset pool as of the date of issuance. The disclosure in the paragraph under the subheading “Quality Control” in the Underwriting section refers to “non-performing” assets because Accredited performs targeted reviews to ensure that there are no non-performing assets in the asset pool.

Collection and Enforcement, page S-90

28.	While we note that your sponsor will represent as of the closing date that the loans are not delinquent with respect to current real property taxes or assessments, there does not appear to be any restriction on loans which are delinquent in their mortgage payments. Please disclose whether there are any limitations on the percentage of delinquent loans that may be included in the pool. Refer to Item 1101(d) of Regulation AB.

Response: We have added a limitation that the maximum percentage of delinquent loans in the pool may not exceed 20% of the total pool to correspond with the limit for delinquent loans set forth in Regulation AB. We have also added this limit to the forms of sale and servicing agreements filed as exhibits to this registration statement.

Delinquency and Loan Loss Experience, page S-93

29.	Please expand your disclosure regarding historical delinquency and loss information. Your table should disclose the number of delinquent accounts, not just the delinquent dollar amount. Refer to Item 1100(b)(1) 1100(b) of Regulation AB.

Response: We have inserted a placeholder table to disclose historical delinquency and loss information for the asset pool for each deal. The table includes columns to disclose both the number of delinquent accounts as well as the dollar amount and shows delinquencies in 30-day buckets until charge-off.

30.	In addition, please provide the present and cumulative loss data specified in Item 1100(b)(3), (5) and (6) of Regulation AB. If you believe that this information is immaterial to your offering, please provide your analysis.

Response: We have inserted in the placeholder table a row to disclose loss information for the asset pool for each deal. We have added disclosure describing how delinquencies and losses are defined. The Registrants do not intend to include any mortgage loans in an asset pool for a deal that have experienced any losses so there is no other relevant material information regarding delinquency and losses particular to the pool asset. We have left a placeholder stating that if any future information does become material, it will be disclosed.

Cross-collateralization, page S-108

31.	Please expand your discussion of the cross-collateral provisions to fully describe this mechanism. Consider providing examples to illustrate the operation of these provisions in different scenarios.

Response: We have expanded our discussion of the cross-collateralization provisions to fully describe the mechanism and have provided examples to illustrate the operation of this mechanism.

Servicing of the Mortgage Loans, page S-112

32.	Please describe the servicer’s procedures for handling losses, bankruptcies and recoveries, including liquidation and borrower negotiation, as applicable. Refer to Item 1108(c)(5) of Regulation AB.

Response: We have added disclosure under the new subheading “Delinquency and Loss Procedures” in this section to describe the servicer’s procedures for handling losses, bankruptcies and recoveries.

33.	Please expand your discussion of the circumstances under which, and the procedure by which, the servicer may modify the loans. Is modification limited to the elimination of “due-on-sales” clauses and bankruptcy situations? Please clarify. Refer to Item 1108(c)(6) of Regulation AB.

Response: We have expanded our discussion under the subheading “Delinquency and Loss Procedures” in this section to describe the circumstances under which the servicer may modify the loans. Modification is not limited to the elimination of “due-on-sale” clauses and bankruptcy situations.

Servicer Reports, page S-114

34.	We note at page S-115 your reference to the Uniform Single Attestation Program for Mortgage Bankers or the Audit Guide for Audits of HUD Approved Nonsupervised Mortgages. Please revise to disclose that the criteria applicable to your servicers are set forth in 1122(d) of Regulation AB.

Response: We have revised our disclosure to describe that the criteria applicable to any servicer is set forth in Item 1122(d) of Regulation AB.

35.	Please confirm that you have amended your underlying agreements to make this a contractual obligation. We note that you are incorporating by reference a pooling and servicing agreement that is dated September 1, 1996.

Response: We hereby confirm that we have amended the underlying agreements to make compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB a contractual obligation. We are hereby filing amended forms of underlying agreements as exhibits to this registration statement and are no longer incorporating a pooling and servicing agreement dated September 1, 1996.

36.	Please revise to disclose that the accountants’ attestation and the servicer’s statement of compliance will be filed as exhibits to Form 10-K.

Response: We have revised our disclosure to disclose that the accountant’s attestation and the servicer’s statement of compliance will be filed as exhibits to the issuing entity’s Form 10-K.

Removal and Resignation of the Servicer, page 115

37.	Please expand your disclosure to provide all the information that may be required by Item 1108(d).

Response: We have expanded our disclosure in both prospectus supplements to include information regarding the provisions for selecting a successor servicer including the requirements that must be met by such successor. We have included information regarding the process for transferring servicing to a successor servicer and the provisions for payments of expenses related to any transfer of servicing.

Ratings, Page S-145

38.	Please confirm that there are no arrangements to have the ratings monitored while the securities are outstanding that would require disclosure under Item 1120 of Regulation AB.

Response: We have provided further disclosure in both prospectus supplements to describe the manner in which the ratings assigned to the asset-backed securities will be monitored.

Base Prospectus

General

39.	We note in various sections of the base prospectus your statements “unless otherwise specified in an accompanying prospectus supplement” or “as otherwise specified in an accompanying prospectus supplement,” which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all assets structural features, and credit enhancement that you reasonably contemplate including in the ABS offering.

Response: We have revised the base to disclose all assets, structural features, and credit enhancement that we reasonably contemplate may be included in an ABS offering. We have revised the base prospectus to eliminate statements that indicate that the specific terms described in the base prospectus will be different in the prospectus supplement.

Optional Redemption, page 9

40.	While we note that the prospectus supplements contemplate a clean-up option if less than 10% of the principal is outstanding, your base prospectus does not contain such a limitation. Please confirm your understanding that any security that can be called with 25% or more of the underlying principal outstanding must be titled “Callable.”

Response: We hereby confirm our understanding that any security that can be called with 25% or more of the underlying principal outstanding must be titled “Callable.”

The Loans, page 15

41.	We note the first sentence of this section. Please revise to clarify that all assets to be included in the asset pool have been specified in the base.

Response: We have revised this section to delete references that appear to contemplate that other assets may included in the asset pool that have not been specified in the base.

Credit Enhancement, page 17

42.	Please revise the first paragraph of this section to delete your reference to “any other form of credit enhancement” providing for other third party payments or other support. We view this as a catch-all. Instead, specify all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Response: We have revised this section to specify all forms of credit enhancement reasonably contemplated to be included in an actual takedown and have deleted the reference to “any other form of credit enhancement.”

Insurance, page 18

43.	Please revise the first paragraph of this section to delete your reference to “other types of insurance.” Please specify all forms of insurance contemplated.

Response: All forms of insurance that are contemplated have been specified and therefore, the reference to “other types of insurance” in the first paragraph has been deleted.

Reserve Funds, page 19

44.	Please clarify your reference to “other instruments” that may be deposited in the Reserve Funds. The disclosure should specify all instruments that may be deposited.

Response: All instruments that may be deposited in the Reserve Funds are specified, therefore, we have deleted the reference to “other instruments” in the first sentence in this section.

Minimum Principal Payment Agreement, page 19

45.	Please expand your discussion of this arrangement. It is not clear what kinds of entities you will contract with to provide payments, nor how the amounts of those payments will be determined. Please explain. Refer to the requirements of Item 1114 and 1115 and supplementally provide appropriate analysis of these provisions as necessary.

Response: The Registrants have determined that they will not use a minimum principal payment agreement in a takedown and have therefore removed all references to a minimum principal payment agreement from the Registration Statement.

Deposit Agreement, page 20

46.	Please expand your discussion of this arrangement. To address how this arrangement is consistent with our discrete pool requirement, among other things.

Response: The Registrants have determined that they will not use a deposit agreement in a takedown and have therefore removed all references to a deposit agreement from the Registration Statement.

47.	In addition, please tell us how you intend to comply with Rule 190.

Response: Please see the answer to #46 above.

Cross-Collateralization, page 20

48.	We note the first sentence of this section. To the extent that the funds for payments on the securities will not come from the assets of the trust, please tell us how you intend to ensure that any cross-collateralization will meet our discrete pool requirements.

Response: Funds for payments on the securities will only come from assets of the trust. We have deleted the word “generally” in the first sentence to clarify that the assets of the trust are the only source of funds.

Swaps and Yield Supplement Agreements, page 20

49.	Please revise here and throughout to clarify that “swap agreements” will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Response: Swap Agreements will be limited to interest rate or currency swaps. We have revised this section to specifically refer to interest rate and currency swaps only.

50.	We note the final paragraph on page 20. You may not include derivative products in the prospectus supplement that have not been specifically identified in the base. Please revise this paragraph to delete reference to “other types of derivative products.”

Response: All derivative products have been specifically identified in the base. We have revised the final paragraph to delete the reference to “other types of derivative products.”

51.	Confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference something other than the performance of the receivables or other financial assets in the asset pool.

Response: We hereby confirm that no derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets will be included in the asset pool.

52.	Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Response: We hereby confirm that any enhancement or support agreements and agreements related to the derivative instruments will be filed as exhibits.

53.	We note that both prospectus supplements contemplate this possibility that derivative agreements may be substituted. Please revise the base to reflect the general circumstances under which, and procedures by which, substitution would be permissible.

Response: The section in the base entitled “Swap and Yield Supplement Agreements” has been revised to add the general circumstances under which, and the procedures by which, substitution of the derivative agreements may be permissible. This additional disclosure is found in the last two paragraphs in this section.

Assignment of Loans, page 27

54.	We note that the floating mortgage interest rates on the mortgage loans may be based on one or more indices. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905). Please confirm.

Response: We hereby confirm that the floating mortgage interest rates on the mortgage loans are based on indices that are similar to those involved in an interest rate swap or currency swap and that only interest rate swap and currency swap agreements are contemplated in the registration statement.

Revolving Period and Amortization Period, page 27

55.	Please delete the phrase “unless otherwise permitted by the SEC or applicable law” and similar phrases throughout the registration statement, as necessary. We believe that it is inappropriate to qualify your disclosure in this manner.

Response: We have deleted the phrase “unless otherwise permitted by the SEC or applicable law” and other similar phrases throughout the registration statement.

Available Information, page 76

56.	Please update to reflect the SEC’s new address: 100 F. Street, NE, Washington D.C., 20549.

Response: We have updated the SEC’s address.

We look forward to your response on this matter. Please contact our counsel, Michael du Quesnay of Dewey Ballantine LLP by e-mail at mduquesnay@dbllp.com, by telephone at (213) 621-6528 or by fax at (213) 621-6100 with any questions or additional comments regarding this Registration Statement.

Very truly yours,

/s/ Charles O. Ryan
Charles O. Ryan
Securitization Coordinator
Accredited Home Lenders, Inc.
Accredited Mortgage Loan REIT Trust